UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Regarding the news published today, BBVA confirms that a proposal of a new organizational structure for the Group and a new top management team will be submitted tomorrow to the Board of Directors for approval. More information on the new structure and management chart proposed is included in the press release attached.

Madrid, 27th July, 2016

07.27.2016

BBVA Simplifies its Management

Structure

BBVA will propose to the Board of Directors at a meeting tomorrow July 28th, changes to its organization to create a more agile structure and to accelerate its transformation. If approved by the Board, the geographies will report to the CEO, while the area of Customer Solutions will incorporate key functions related to the offering of products and services.

With this new structure, if approved by the Board of Directors, all geographies will report to the CEO. Spain, Mexico, the U.S. and Turkey will report directly, while the rest will do it through a newly-created area called Country Monitoring. Jorge Sáenz-Azcúnaga, who has held several posts at BBVA over the past 23 years, will be responsible of this new support area to the CEO in monitoring all countries. Vicente Rodero, currently head of Country Networks, finishes a successful career at BBVA following his most recent responsibility promoting the Group’s franchises throughout the world. He will continue to be involved with BBVA as a Board member of BBVA Bancomer and through other activities.

Also, Customer Solutions will group key functions related to the development of products and services for customers in all geographies. The area led by Derek White will integrate, apart from its current function, the following:

•	Business development areas in all countries

•	Distribution model and management schemes, both for companies and individuals

•	Global Marketing & Digital Sales

•	Asset management & Global Wealth; Insurance & Prevision; and Consumer Finance

Customer Solutions will also integrate the area of New Digital Businesses, an area responsible for investing and launching new digital businesses, as well as promoting the collaboration with the ecosystem of startups and developers.

The new structure will include the following additional changes:

•	Talent & Culture: Ricardo Forcano will assume the responsibility of the area, including the functions of organization and cross-functional projects. He will replace Donna De Angelis, who will leave the Group after having promoted an initial phase of BBVA’s cultural transformation. Ricardo Forcano, who joined BBVA in 2011, has held different responsibilities within the Group and most recently led Business Development Growth Markets, an area that included Mexico, Turkey and South America.

07.27.2016

•	Finance: CFO Jaime Sáenz de Tejada will take over responsibilities for planning and control.

•	The area of Strategy & M&A, led by Javier Rodríguez Soler, will incorporate the units of Real Estate and Equity Holdings.

Following the changes, the new management chart will be as follows:

07.27.2016

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

07.27.2016

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group is the largest financial institution in Spain and Mexico and it has leading franchises in South America and the Sunbelt Region of the United States; and it is also the leading shareholder in Garanti, Turkey’s biggest bank for market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 27, 2016	By:	/s/ Paul Tobin
	Name:	Paul Tobin

	Title:	Authorized representative